September 21, 2011

VIA EDGAR (Correspondence Filing)

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust (the "Registrant"), File Nos. 333-122917, 811-21720,
Preliminary Proxy Statement on behalf of The Long-Short Fund

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, this letter responds to the comments you provided to Parker Bridgeport with respect to the Registrant's preliminary proxy statement for The Long-Short Fund (the "Fund") to solicit shareholder approval of (i) a new management agreement with the Fund's current interim investment adviser and (ii) the Fund's reliance on a Manager-of-Managers order by the Securities and Exchange Commission for which the Fund will have applied for prior to, or shortly after, the filing of the definitive proxy statement principally for exemption from Section 15(a) of the Investment Company Act of 1940, as amended, to allow the Fund's investment adviser to hire sub-advisers without shareholder approval.  Our responses to your comments are set forth below.

Comment 1:	Under Proposal 1, under the sub-title "Information Concerning PTA," please state what other types of clients the adviser intends to seek.
Response:

The Registrant has amended the disclosure to state that PTA was formed for the purpose of advising individuals, small business as well as pooled investment vehicles such as the Fund and non-registered investment companies.

Comment 2:	Under Proposal 2, under the sub-title "Background," please state that there is no guarantee such an exemptive order will be issued.
Response:	The Registrant has amended the disclosure to state that there is no guarantee such an exemptive order will be issued.
Comment 3:	Under Proposal 2, under the sub-title "Background," please state in an appropriate location that the adviser pays the sub-adviser and that the Fund does not bear such expenses.
Response:	The Registrant has amended the disclosure to inform shareholders that the adviser pays the sub-adviser and that the Fund does not bear such expenses.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser